11015086

SEC MAIL PROCESSING
RECEIVED
FEB 14 2011
WASH, D.C.
211
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67392

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-Jan-10 AND ENDING 31-Dec-10

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Dente & Bomba, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

132 Grymes Hill Road
(No. and Street)

Staten Island	**NY**	**10301**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Dente **917-509-6896**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A	**Monmouth Beach**	**NJ**	**07750**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Joseph Dente, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dente & Bomba, LLC, as of December 31, 2010, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Pres.

Title

Notary Public

JOHN J. PORZIO
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 8/2/2014

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rukle 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Independent Auditor's Report

The Members,
Dente & Bomba, LLC

We have audited the accompanying balance sheet of Dente & Bomba, LLC as of December 31, 2010 and the related statement of operations and changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dente & Bomba, LLC as of December 31, 2010 and the related statement of operations and changes in members' equity, and cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.

Donahue Associates LLC

Monmouth Beach, New Jersey
February 10, 2011

Dente & Bomba, LLC
Affirmation of the Managing Member

To the best of the knowledge and belief of the undersigned, the information contained in the Annual Report of Dente & Bomba, LLC for the year ended December 31, 2010 is accurate and complete. The annual financial statements and operational reports filed with the Securities and Exchange Commission for the year ended December 31, 2010 have been made available to all members and allied members of Dente & Bomba, LLC.

Joseph Dente, Managing Member

Dente & Bomba, LLC
Balance Sheet
As of December 31, 2010

ASSETS

Current assets:	
Cash & cash equivalents	$16,848
Receivables from brokers & dealers	139,881
Prepaid expenses	3,257
Total Current Assets	$159,986
Total Assets	$159,986

LIABILITIES & MEMBERS' EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$76,425
Total Current Liabilities	$76,425
Members' Equity	83,561
Total Liabilities & Members' Equity	$159,986

Please see the notes to the financial statements.

Dente & Bomba, LLC
Statement of Operations
For the Year Ended December 31, 2010

Commission revenues	$755,153
Commission expense and floor fees	(432,922)
Gross margin	$322,231
General and administrative expenses:	
Salary expense	$129,676
Insurance expense	84,719
Telephone expense	60,303
Travel expense	27,648
General administration	82,037
Total general and administrative expenses	384,383
Net loss before income tax provision	($62,152)
Provision for income taxes	0
Net loss	($62,152)

Please see the notes to the financial statements.

Dente & Bomba, LLC
Statement of Cash Flows
For the Year Ended December 31, 2010

Operating activities:	
Net loss	($62,152)
Changes in other operating assets and liabilities:	
Receivables from brokers & dealers	56,220
Prepaid expenses	325
Accounts payable & accrued expenses	12,718
Net cash provided by operations	$7,111
Financing activities:	
Loans payable to members	($3,754)
Member's draw	(1,246)
Net cash used by financing activities	($5,000)
Net increase in cash during the fiscal year	$2,111
Cash at December 31, 2009	14,737
Cash at December 31, 2010	$16,848
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$0

Please see the notes to the financial statements.

Dente & Bomba, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2010

	Members' Equity
Balance at December 31, 2009	$146,959
Member's draw	(1,246)
Net loss for the fiscal year	(62,152)
Balance at December 31, 2010	$83,561

Please see the notes to the financial statements.

Dente & Bomba, LLC
Notes to the Financial Statements
For the Year Ended December 31, 2010

1. Organization

Dente & Bomba, LLC (the Company) is a privately held limited liability company formed in New York in December 2006 for the purpose of conducting business as a securities broker dealer (BD). The Company is a member of the New York Stock Exchange. As s a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA). The Company executes brokerage transactions for institutional and individual clients located in the United States.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Commission income- Commission revenues and related fees are recorded on a settlement date basis and the Company is reasonably assured of their collection.

Cash and cash equivalents- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company has elected to be taxed as a Partnership under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual members and therefore, no provision for federal income taxes has been included in these consolidated financial statements.

3. Net Capital Requirement

As a BD, the Company is subject to Rule 15c3-1 of the Security Exchange Act of 1934 which requires the Company to maintain a minimum net capital, as defined under the provisions, of the greater of 6-2/3% of aggregate indebtedness or $5,000. The computation of net capital pursuant to Uniform Net Capital Rule 15c3-1 is as follows.

CREDIT:	
Members' equity	$83,561
DEBITS:	
Non-allowable assets:	
Prepaid expenses	(3,257)
NET CAPITAL	$80,304
Less haircuts on securities	0
ADJUSTED NET CAPITAL	$80,304
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,095
EXCESS NET CAPITAL	$75,209
AGGREGATE INDEBTEDNESS:	$76,425
AGGREGATE INDEBTEDNESS TO NET CAPITAL	95.17%
Excess net capital previously reported	$75,209
Less adjustments	0
Excess net capital per audited report	$75,209

4. Fair Value of Financial Instruments

Cash and cash equivalents, deposit with clearing broker, prepaid expenses, loans payable to member, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2010.

5. Off-Balance Sheet Risk

The Company executes various stock transactions for the benefit of its clients in the United States. In the event that a counter party to a transaction is in default of an obligation to the Company or market changes adverse to the Company's position, may expose the Company to risk in excess of the liabilities reported in the balance sheet.

The Company seeks to control these risks by monitoring the transactions of customer accounts on a daily basis.

6. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2010 through the date of this report and found no material subsequent events reportable during this period.

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

The Members
Dente & Bomba, LLC

In planning and performing our audit of the financial statements of Dente & Bomba, LLC for the year ended December 31, 2010, we considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and for safeguarding the occasional receipt of securities and cash until promptly remitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision, and therefore, no computation for determination of reserve requirements was necessary.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changing conditions or the effectiveness of their design may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that the errors or irregularities in material amounts in relation to the financial statements taken as a whole may occur and not be detected within a timely period by the employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be a material weakness as defined above.

We understand that the internal control structure that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that an internal control structure that does not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and our study, we believe the Company's practices and procedures were adequate as of December 31, 2010 to meet the Commission's objectives.

In addition, our review indicated the Company to be in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2010, and no facts came to our attention to indicate such conditions had not been complied with during the year.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the assessments and payments to the Security Investor Protection Corporation (SIPC) for the year ended December 31, 2010 in order to assist you and interested third parties in evaluating the Company's compliance with applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company is responsible for compliance with these requirements. These agreed-upon procedures were conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report

has been requested of for any other purpose. The procedures performed and our findings are as follows.

1. We compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the general ledger noting no differences.

2. We compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010 and noted no differences.

3. We compared any adjustments reported in Form SIPC-7T with supporting schedules and other working papers and noted no differences.

4. We proved the arithmetic accuracy of the calculations reflected in Form SIPC-7T and the related schedules supporting the adjustments and noted no differences.

5. We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed and noted no differences.

With regard to the SIPC fee assessment testing, we were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Purdue Associates, LLC

Monmouth Beach, N.J.
February 10, 2011